SMH CAPITAL INVESTMENTS LLC

Report Pursuant to Rule 17a-5 of

The Securities and Exchange Commission

December 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24535

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2018___ AND ENDING ___12/31/2018___
                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SMH Capital Investments LLC

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4200 S. Hulen, Suite 534

(No. and Street)

Ft. Worth   **TX**   **76109**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dwayne Moyers   **817-569-7000**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle and Bond , Certified Public Accountants

(Name – *if individual, state last, first, middle name*)

1928 Jackson Lane   **China Spring**   **TX**   **7663 3**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Dwayne Moyers__ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__SMH Capital Investments LLC__ , as

of __December 31__ , 20 __18__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



Signature

__CEO__

Title


TIMOTHY SCOTT DAVIS
Notary Public, State of Texas
Comm. Expires 04-26-2022
Notary ID 131544462


Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SMH CAPITAL INVESTMENTS LLC

FINANCIAL STATEMENTS
and
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONTENTS


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of SMH Capital Investments LLC

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of SMH Capital Investments LLC (the "Company") as of December 31, 2018, and the related statements of comprehensive income, member's equity and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying Supplementary Information, incuding net capital information and exemption review, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tuttle & Bond PLLC

China Spring, TX
May 20, 2019

We have served as the SMH Capital Investments LLC's auditor since 2019.

SMH CAPITAL INVESTMENTS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

Assets

Cash	$	10,799
Clearing deposit		100,000
Investment in equity securities, at fair value		63,535
Total assets	$	174,334

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	521
Due to affiliate		20,400
Total liabilities		20,921
Paid in capital		140,250
Additional paid in capital		196,620
Distributions		(351,266)
Retained earnings		216,415
Accumulated other comprehensive income (loss)		(9,895)
Net income (loss)		(38,711)
Total equity		153,413
Total liabilities and member's equity	$	174,334

The accompanying notes are an integral part of these financial statements.

SMH CAPITAL INVESTMENTS LLC

STATEMENT OF OPERATIONS AND OTHER COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues:		
Commissions	$	14,940
Mutual funds		37,868
Annuities		10,776
Interest income		9,889
Other income		57,730
Total revenue		131,203
Expenses:		
Compensation & benefits		59,207
Transaction fees		22,579
Affiliate support service fee		20,400
Occupancy		11,825
Technology		21,926
Regulatory		15,981
Other expenses		17,996
Total expenses		169,914
Net loss	$	(38,711)
Other comprehensive income:		
Holding losses on available-for-sale securities		(9,895)
Total comprehensive income (loss)	$	(48,606)

The accompanying notes are an integral part of these financial statements.

SMH CAPITAL INVESTMENTS LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

Balance - December 31, 2017	$	369,165
Net loss		(38,711)
Other comprehensive loss		(9,895)
Member's capital contributions		184,120
Member's capital withdrawals		(351,266)
Balance - December 31, 2018	$	153,413

The accompanying notes are an integral part of these financial statements.

4

SMH CAPITAL INVESTMENTS LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash flows provided by operating activities:		
Net loss	$	(38,711)
Adjustments to reconcile net loss to net cash used for		
operating activities:		
Depreciation		-
Receivable from clearing broker		21,926
Investment in equity securities, at fair value		(63,535)
Due from affiliates		8,323
Other assets		233,976
Accounts payable and accrued expenses		(70,753)
Due to affiliate		20,400
Net cash provided by operating activities		111,626
Cash flows from investing activities:		
Holding losses on available-for-sale securities		(9,895)
Net cash used for investing activities		(9,895)
Cash flows from financing activities:		
Member capital withdrawals		(351,266)
Member capital contributions		184,120
Net cash used for financing activities		(167,146)
Net decrease in cash and cash equivalents		(65,415)
Cash - beginning of period		76,214
Cash - end of period	$	10,799

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

SMH Capital Investments LLC (the Company) is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Texas limited liability company. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule. The Company is a wholly owned subsidy of Moyers Organization LLC (the Parent).

On November 10, 2017, the Parent entered into an agreement with Westport Resources Investment Services, Inc. to buy 100% of the outstanding shares of the Company. SMH Capital Investments LLC is a wholly-owned subsidiary of the Parent. Effective July 19, 2018, the Company received approval from FINRA, pursuant to Rule 1017, thereby authorizing change of ownership and control of the Company. On October 5, 2018, the Company received approval from FINRA authorizing a conversion of corporate structure to a Texas Limited Liability Corporation and authorizing a name change from Westport Resource Investment Services, Inc.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA. The financial statements include only the assets and liabilities of the Company and are not combined with the related companies.

Cash and equivalents – For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue recognition – Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

At December 31, 2018, contract liabilities were $0. Disaggregation can be found on statement of operations for the year ended December 31, 2018.

Recent accounting pronouncements –Effective January 1, 2018, the Company adopted ASU 2014-09, which provides guidance on the recognition of revenues from contracts and requires gross presentation of certain contract costs. This change was applied prospectively from January 1, 2018 and there was no impact on our previously presented results. The adoption of the new revenue standard resulted in no change to beginning member's equity.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A leasee will be required to recognized on the balance sheet, the assets and liabilities for lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Accounts receivable - Accounts receivables are carried at cost or have been written down to net realizable value. No allowance for uncollectable accounts is required at December 31, 2018. Management evaluates each receivable on a case-by-case basis for collectability and they write the receivable down to net realizable value.

Property and equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives are five years for office automation equipment. The Company follows the policy of capitalizing all major additions, renewals and betterments. Minor replacements, maintenance, and repairs are expensed currently.

Income taxes – The Company is a limited liability company treated as a disregarded entity. Accordingly, in lieu of Federal and state income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state taxes has been included in these financial statements. The Company's sole member's tax return remains subject to examination by the appropriate taxing jurisdiction for tax years ending after December 31, 2015.

NOTE 3 – CONCENTRATIONS AND CREDIT RISK
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

As of December 31, 2018 the Company's cash in bank did not exceeds federally insured limits.

NOTE 4 – NET CAPITAL REQUIREMENT
The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital; ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $139,974, which was $39,974 in excess of its required net capital of $100,000. The Company's ratio of indebtedness to net capital was 14.95%.

NOTE 5 – FAIR VALUE MEASUREMENTS
The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three of the fair value hierarchy are as follows:

NOTE 5 – FAIR VALUE MEASUREMENTS(CONTINUED)

Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities that the   Company has the ability to access at the measurement date.

Level 2 Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 Unobservable inputs for the asset or liability.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as at December 31, 2018:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Security holdings	$63,535	-	-	$63,535

NOTE 6 – INVESTMENTS
The Company's investment in marketable equity securities are classified as available-for-sale and are carried in the financial statements at fair value. Realized gains and losses are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

NOTE 7 – SUBSEQUENT EVENTS
In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to the Statement of Financial Position date of December 31, 2018 through May 20, 2019, which is the date the financial statements were issued. Management has determined that there are no subsequent events that require disclosure.

NOTE 8 – RELATED PARTY TRANSACTIONS
On April 1, 2018, The Company, its Parent and an affiliate entered into an expense sharing agreement (the Agreement), which may be revised from time to time, but not less than annually. The agreement states that certain shared expenses; accounting, legal, finance, compliance, back office and other administrative services are to be paid by the affiliate. For the year ended December 31, 2018, fees charged to the Company by the affiliate for services related to the Agreement totaled $20,400. At December 31, 2018, $20,400 was due to affiliate as shown on the Statement of Financial Condition.

NOTE 9 – COMMITMENTS AND CONTINGENCIES
The Company does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

SMH CAPITAL INVESTMENTS LLC

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION**

AS OF DECEMBER 31, 2018

Allowable capital:	
Total members' equity	$ 153,413
Less non-allowable assets:	
Total non-allowable assets	-
Net capital before haircuts on securities	153,413
Haircuts on securities	13,439
Net capital	$ 139,974
Aggregate indebtedness	$ 20,921
Minimum net capital required	
(the greater of $100,000 or 6 2/3% of aggregated indebtedness)	$ 100,000
Excess net capital	$ 39,974
Ratio: Aggregate indebtedness to net capital	.15 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

SMH CAPITAL INVESTMENTS LLC

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

AS OF DECEMBER 31, 2018

EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED:

The Company operates under the exemptive provisions of Paragraph (k)(2)(ii) of SEC rule 15c3-3.


Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2018

<u>Report of Independent Registered Public Accounting Firm</u>
<u>Exemption Review Report Pursuant to 15c3-3</u>

Exemption: 15c3-3(k)(2)(ii)

Dwayne Moyers
SMH Capital Investments LLC
4200 S. Hulen Street, Suite
534
Ft. Worth, TX 76109

Dear Dwayne Moyers:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which SMH Capital Investments LLC identified 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. SMH Capital Investments LLC stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. SMH Capital Investments LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SMH Capital Investments LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Tuttle & Bond PLLC

China Spring, Texas
May 20, 2019

SMH Capital Investments LLC
4200 S. Hulen Street, Suite 534
Ft. Worth, TX 76109

May 20, 2019

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, SMH Capital Investments LLC;

1. Claims exemption 15c3-3(k)(2)(ii) from 15c3-3;

2. We have met the identified exemption from January 01, 2018 through December 31, 2018, without exception, unless, noted in number 3, below;

3. We have no exceptions to report this fiscal year.

Regards,



Dwayne Moyers
President
SMH Capital Investments LLC